UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                (Name of Issuer)
                                  Lyric Energy, Inc.

                           (Title of Class of Securities)
                              $.01 par value common stock

                                (CUSIP Number)


                                 Brent A. Wagman
                         16775 Addison Road, Suite 300
                                Dallas, TX 75248
                                  (972) 713-6050
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 20, 1998
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
_______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                    SCHEDULE 13D
CUSIP No. ______________

1)     Names of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons
______________________________________________________________________________

      Brent A. Wagman

2)    Check the Appropriate Box if a Member of a Group*
      (a)___________________________________________________________________

      (b)___________________________________________________________________



(3)   SEC Use Only___________________________________________________________


(4)   Source of Funds (See Instructions) PF


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ________


(6)    Citizenship or Place of Organization   USA


  Number of             (7)    Sole Voting Power 203,041,517
 Shares Bene-
   ficially             (8)    Shared Voting Power -0-
 Owned by
  Each Report-          (9)    Sole Dispositive Power 203,041,517
 ing Person
   With                (10)    Shared Dispositive Power -0-



(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
203,041,517

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ________________________

(13)    Percent of Class Represented by Amount in Row (11) 81%

(14)    Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

Common Stock, $.01 par value (the "Common Stock"), of Lyric Energy, Inc. 1013 West Eight Avenue, Amarillo, Texas, 79101.

Item 2.  Identity and Background.

Brent A. Wagmans address is 16775 Addison Road, Ste. 300, Dallas, Texas 75248. He is the president of Natural Gas Technologies, Inc.. Mr. Wagman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Wagman has not, during the last five years been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Brent A. Wagman exchanged a note for $150,000 to Natural Gas Technologies for the shares of no par value common stock of Lyric Energy, Inc.

Item 4.  Purpose of Transaction.

Mr. Wagman agreed to purchase all of the Lyric shares owned by natural Gas Technologies, Inc. (NGT) a company controlled by Mr. Wagman as a result of NGT entering into a share exchange agreement with an unrelated third party which required NGT to divest itself of these shares. Mr. Wagman purchased the stock withe the intent to manage Lyric and to merge it with a as yet unidentified company. Except for the foregoing, Mr. Wagman does not have any plans or proposals, either individually or collectively with another person, which relates to or would result in:

     (a) The acquisition by any person of additional securities of Lyric Energy, Inc. or the disposition of securities of Lyric Energy, Inc.;

     (c) A sale of transfer of a material amount of assets of Lyric Energy, Inc. or any of its subsidiaries;

     (e) Any material change in the present capitalization or dividend policy of Lyric Energy, Inc.;

     (f) Any other material change in Lyric Energy, Inc. business or corporate structure;

     (g) Changes in Lyric Energy, Inc's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Lyric Energy, Inc. by any person;

     (h) Causing a class of securities of Lyric Energy, Inc. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

    (i) A class of equity securities of Lyric Energy, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j)    Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

    (a) Brent A. Wagman beneficially owns 203,041,517 shares of Common Stock, which is 81% of the issued and outstanding shares of Common Stock calculated in accordance with Rule 13d-3.

    (b) Brent A. Wagman has sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of all 203,041,517 shares of Common Stock it currently holds.

    (c) Other than as set forth herein, there have been no transactions in Lyric Energy, Inc. Common Stock effected during the past 60 days.

    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Brent A. Wagman.

    (e)    Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Brent A. Wagman is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

      None


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 1998                                    /s/Brent A. Wagman
Date                                              Signature


                                                Brent A. Wagman
                                                 Name/Title